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                                                                   Exhibit 20

MONDAY APRIL 2, 8:44 AM EASTERN TIME

PRESS RELEASE

LUXOTTICA SUCCESSFULLY COMPLETES SUNGLASS HUT TENDER OFFER

MILAN, Italy--(BUSINESS WIRE)--April 2, 2001--Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) announced today that Shade Acquisition Corp., a wholly-owned subsidiary of the Company, successfully completed the cash tender offer for all outstanding shares of common stock of Sunglass Hut International, Inc. (NASDAQ: RAYS) at US$11.50 per share, net to the seller in cash.

The tender offer expired by its terms at 12:00 midnight, New York City time, on March 30, 2001. Shade Acquisition Corp. has accepted for payment all shares validly tendered and not withdrawn pursuant to the tender offer.

According to American Stock Transfer & Trust Co., the depositary for the tender offer, 39,041,093 shares, or approximately 97.1 percent of the outstanding shares of common stock of Sunglass Hut International, were tendered by stockholders (including shares subject to guaranteed delivery) and not withdrawn prior to the expiration of the tender offer.

As previously announced, all outstanding shares of Sunglass Hut International common stock not tendered and purchased pursuant to the tender offer will be acquired in a subsequent second-step merger at the same US$11.50 per share price. Luxottica currently expects to consummate the second-step merger by Friday April 6, 2001.

ABOUT LUXOTTICA GROUP:

Luxottica is the world leader in the design, manufacture, marketing and distribution of high quality eyeglass frames in mid- and premium-priced categories. The Group's products, which are designed and manufactured in six facilities in Italy and include over 2,650 styles in a wide array of colors and sizes, are sold through twenty-two wholly-owned distributors in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Malaysia, Hong Kong, Singapore; two 75%-owned companies in Australia and Israel, a 70%-owned company in Greece; two 51%-owned distributors in the Netherlands and Turkey and a 49%-owned distributor in the Arab Emirates. In June 1999, Luxottica acquired the Bausch & Lomb sunglass business which includes the prestigious Ray-Ban(R), Revo(R), Arnette(R) and Killer Loop(R) brands. LensCrafters, the largest optical retail chain in North America, was acquired by Luxottica Group in May 1995. As of December 31, 2000, LensCrafters operated 864 stores throughout the United States and Canada. For fiscal 2000, Luxottica Group posted net sales of Lire 4,679.6 billion (US$2,225.7 million) and net income of Lire 494.3 billion (US$235.1 million).

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Contact:

     Luxottica Group S.p.A.
     Sabina Grossi, Manager, Investor Relations
     Alessandra Senici, Investor Relations
     Tel:     +39-02-4998-4656
     E-mail:  SabinaGrossi@Luxottica.com
              AlessandraSenici@Luxottica.com
            Or

     Breakstone & Ruth International
     Luca Biondolillo
     Tel:     646-536-7012
     E-mail:  Lbiondolillo@breakstoneruth.com